Filed pursuant to
General Instruction II.L. of Form F-10;
File No. 333-192522

PROSPECTUS SUPPLEMENT

November 4, 2014

(To Prospectus Dated December 3, 2013)

US$600,000,000

Canadian National Railway Company

US$250,000,000 Floating Rate Notes due 2017

US$350,000,000 2.95% Notes due 2024

The Floating Rate Notes due 2017 (the “Floating Rate Notes”) will bear interest at a rate equal to three-month LIBOR plus 0.17%, which rate will be reset quarterly. Interest on the Floating Rate Notes is payable quarterly on February 14, May 14, August 14 and November 14 of each year, commencing on February 14, 2015. Interest on the 2.95% Notes due 2024 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Offered Securities”) is payable semi-annually on May 21 and November 21 of each year, commencing on May 21, 2015. The Fixed Rate Notes are redeemable, in whole or in part, at the option of Canadian National Railway Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at the applicable redemption price and subject to the conditions set forth herein. See “Description of Offered Securities – Optional Redemption”.

The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured indebtedness, but will be effectively junior to obligations of the Company’s subsidiaries. See “Description of Offered Securities – General”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Offered Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Floating Rate Note	Total	Per Fixed Rate Note	Total

Public offering price(1)	100.000%	US$250,000,000	98.920%	US$346,220,000

Underwriting commissions	0.300%	US$750,000	0.650%	US$2,275,000

Proceeds to the Company (before expenses)(1)	99.700%	US$249,250,000	98.270%	US$343,945,000

(1)	Plus accrued interest, if any, from November 14, 2014, if settlement occurs after that date.

The underwriters are offering the Offered Securities subject to various conditions. The underwriters expect to deliver the Offered Securities to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about November 14, 2014.

There is no established trading market through which the Offered Securities may be sold and investors may not be able to resell the Offered Securities purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of the Offered Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

In connection with the offering of the Offered Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters are affiliates of banks which are members of a syndicate of financial institutions that has made available to the Company a revolving credit facility. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

Joint Book-Running Managers

Citigroup	RBC Capital Markets	Wells Fargo Securities

Senior Co-Manager

HSBC

Co-Managers

BMO Capital Markets
BNP PARIBAS
BofA Merrill Lynch
MUFG
Scotiabank
TD Securities
US Bancorp

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these Offered Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than the date hereof, thereof or the date of such incorporated information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Prospectus Supplement

Prospectus

In this prospectus supplement, unless the context otherwise indicates, the “Company”, “CN”, “we”, “us” and “our” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(1)	the Annual Information Form of the Company dated February 3, 2014 for the year ended December 31, 2013;

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and notes related thereto, together with the Reports of Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting;

(3)	the Company’s Management’s Discussion and Analysis for the year ended December 31, 2013;

(4)	the Company’s Management Information Circular dated March 11, 2014 prepared in connection with the Company’s annual meeting of shareholders held on April 23, 2014;

(5)	the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2014 and 2013 and notes related thereto; and

(6)	the Company’s Management’s Discussion and Analysis related to the three months and nine months ended September 30, 2014.

Any document of the type referred to in the preceding paragraph and all material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Offered Securities will be approximately US$593 million after deducting the underwriting commissions and other expenses related to the offering. The Company plans to use such net proceeds for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2013 and September 30, 2014 based on U.S. generally accepted accounting principles (“U.S. GAAP”) and the latter as adjusted to give effect to the issuance of the Offered Securities.

The data under the columns “As at December 31, 2013” and “As at September 30, 2014” in the table below has been derived from, and should be read in conjunction with, our audited consolidated financial statements for the year ended December 31, 2013 and our unaudited interim consolidated financial statements for the nine months ended September 30, 2014 and the related notes thereto, respectively, incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As at December 31, 2013	As at September 30, 2014	As adjusted as at September 30, 2014
		(in millions)
Current portion of long-term debt	$1,021	$485	$485
Long-term debt	6,819	7,356	7,356
Offered securities(1)	—	—	668

Total debt	7,840	7,841	8,509

Shareholders’ equity
Common shares	4,015	3,965	3,965
Accumulated other comprehensive loss	(1,850)	(1,699)	(1,699)
Retained earnings	10,788	11,481	11,481

Total shareholders’ equity	12,953	13,747	13,747

Total capitalization	$20,793	$21,588	$22,256

(1)	Converted into Canadian dollars using the following exchange rate: US$1.00 = $1.12 as at September 30, 2014.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the twelve-month periods ended December 31, 2013 and September 30, 2014 and give effect to the issuance of all long-term debt of the Company and repayment and redemption thereof since the beginning of such twelve-month periods, respectively, and the issuance of the Offered Securities, as if these transactions had occurred on the first day of such twelve-month periods, respectively.

Based on U.S. GAAP, the Company’s interest expense requirements would have amounted to approximately $369 million and $381 million for the twelve-month periods ended December 31, 2013 and September 30, 2014, respectively. The Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2013 and September 30, 2014 would have been approximately $3,946 million and $4,423 million, respectively, which is 10.69 times and 11.61 times the Company’s interest expense requirements for such periods.

DESCRIPTION OF OFFERED SECURITIES

The description of the Offered Securities in this prospectus supplement supplements the description of the Company’s securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls. Capitalized terms used but not defined herein have the meanings given to them in the accompanying prospectus.

Unless otherwise indicated, references to “CN”, the “Company”, or “we” in this “Description of Offered Securities” are to Canadian National Railway Company but not to any of its subsidiaries.

General

The Offered Securities will be issued in fully registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof under an indenture dated as of June 1, 1998 as amended from time to time (the “U.S. Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “U.S. Trustee”). The aggregate principal amount of the Floating Rate Notes will be initially limited to US$250,000,000 and the aggregate principal amount of the Fixed Rate Notes will be initially limited to US$350,000,000. The U.S. Indenture does not limit the amount of debt securities that may be issued by the Company. The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company’s existing and future senior unsecured debt.

The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Offered Securities. The Offered Securities therefore are effectively subordinated to creditors of the Company’s subsidiaries. The Offered Securities are also subordinated to any liabilities of the Company that are secured by any of the Company’s assets including, without limitation, those under capital leases.

The Company and its subsidiaries may incur additional obligations in the future.

The Floating Rate Notes and the Fixed Rate Notes will mature on November 14, 2017 and November 21, 2024, respectively. The Fixed Rate Notes are subject to earlier optional redemption as described under “Optional Redemption” below. The Offered Securities are not entitled to the benefit of any sinking fund.

Transfers of the Offered Securities are registrable and principal is payable at the corporate trust office of the U.S. Trustee at 101 Barclay Street, Floor 7E, New York, New York 10286, Attention: Global Trust Services. The Offered Securities will initially be issued in global form. See “Global Securities” below.

Interest on the Floating Rate Notes

We will pay interest on the Floating Rate Notes at a rate per annum equal to three-month LIBOR plus 0.17%, which rate will be reset quarterly as described below. We will pay interest on the Floating Rate Notes quarterly in arrears on February 14, May 14, August 14 and November 14 of each year, commencing on February 14, 2015 (each an “interest payment date”) in each case to the holder of record of such Floating Rate Notes on January 30, April 29, July 30 and October 30, as applicable, immediately preceding the interest payment date for such Floating Rate Notes.

Interest on the Floating Rate Notes will accrue from, and including, November 14, 2014 (the “Original Issue Date”), to, but excluding, the first interest payment date for the Floating Rate Notes and then from, and including, the immediately preceding interest payment date for the Floating Rate Notes to which interest has been paid or duly provided for to, but excluding, the next interest payment date for the Floating Rate Notes or the maturity date for the Floating Rate Notes, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the principal amount of the Floating Rate Notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from the Original Issue Date, or from the last interest payment date for the Floating Rate Notes to which interest has been paid or duly provided for, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the Floating Rate Notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding day that is a business day, with the same effect as if payment were made on the due date, except that if that business day is in the next succeeding calendar month, the interest payment date will be the immediately preceding business day.

The term “business day” with respect to the Floating Rate Notes means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close; provided that such day is also a London business day. “London business day” means any day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

The interest rate on the Floating Rate Notes will be calculated by the calculation agent, which will be an independent investment banking or commercial banking institution of international standing appointed by us, and will be equal to three-month LIBOR plus 0.17%, except that the interest rate in effect for the period from the Original Issue Date to but excluding February 14, 2015, the initial interest reset date, as defined below, will be established by us as the rate for deposits in U.S. dollars having a maturity of three months commencing on the Original Issue Date that appears on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on November 12, 2014, plus 0.17%. The calculation agent will reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date, except that the interest rate in effect for the period from and including the Original Issue Date to but excluding the initial interest reset date will be the initial interest rate. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1)	With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)	With respect to an interest determination date on which no rate appears on the Designated LIBOR Page, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by us, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York City, on the interest determination date by three major banks in New York City selected by us for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by us are not providing quotations in the manner described in this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“The Designated LIBOR Page” means the Reuters screen “LIBOR01” page, or any successor page on Reuters selected by us with the consent of the calculation agent, or if we determine that no such successor page shall exist on Reuters, an equivalent page on any successor service selected by us with the consent of the calculation agent.

Interest on the Fixed Rate Notes

Interest will accrue on the principal amount of the Fixed Rate Notes at the annual rate of 2.95%, from and including the Original Issue Date to but excluding the date on which the principal amount is paid in full. Interest accrued on the Fixed Rate Notes will be payable semi- annually in arrears on May 21 and November 21 of each year, commencing on May 21, 2015 in each case to the holder of record of such Fixed Rate Notes on May 6 or November 6 preceding the next interest payment date. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest, principal or other payment to be made in respect of the Fixed Rate Notes would otherwise be due on a day that is not a business day, payment may be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any delay), with the same effect as if payment were made on the due date. The term “business day” in respect of the Fixed Rate Notes means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close.

Optional Redemption

The Floating Rate Notes will not be redeemable at the option of the Company.

The Fixed Rate Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days’ notice. The redemption price for the Fixed Rate Notes to be redeemed on any redemption date that is prior to August 21, 2024 will be equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus, in either case, accrued and unpaid interest thereon to the date of redemption. The redemption price for the Fixed Rate Notes to be redeemed on any redemption date that is on or after August 21, 2024 will be equal to 100% of the principal amount of the Fixed Rate Notes being redeemed on the redemption date, plus accrued and unpaid interest on the Fixed Rate Notes to the redemption date. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Fixed Rate Notes or portions thereof called for redemption on such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Fixed Rate Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Fixed Rate Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (if any), or (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

“Reference Treasury Dealer” means each of (i) Citigroup Global Markets Inc., RBC Capital Markets, LLC, and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC, and their respective successors; and (ii) two other securities dealers selected by the Company or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 P.M. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date with respect to the Fixed Rate Notes, the rate per annum equal to the semi-annual equivalent yield to maturity of, or interpolated (on a day count basis) from, the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Change of Control Repurchase Event

If a change of control repurchase event occurs with respect to either or both of the Floating Rate Notes or the Fixed Rate Notes, unless we have exercised our right to redeem the Fixed Rate Notes as described above, we will be required to make an offer to each holder of either or both of the Floating Rate Notes or the Fixed Rate Notes, as the case may be, to repurchase all or any part (in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s Floating Rate Notes or Fixed Rate Notes, as the case may be, at a repurchase price in cash equal to 101% of the aggregate principal amount of such securities repurchased plus any accrued and unpaid interest on the securities repurchased to, but not including, the date of repurchase. Within 30 days following a change of control repurchase event or, at our option, prior to a change of control, but after the public announcement of the change of control, we will mail a notice to each holder, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase securities on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. The Company will comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Offered Securities as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the Offered Securities, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the Offered Securities by virtue of such conflict.

On the repurchase date following a change of control repurchase event, the Company will, to the extent lawful:

(1)	accept for payment all Floating Rate Notes and Fixed Rate Notes or portions of Floating Rate Notes and Fixed Rate Notes, as applicable, properly tendered pursuant to its offer;

(2)	deposit with the U.S. Trustee an amount equal to the aggregate purchase price in respect of all Floating Rate Notes and Fixed Rate Notes or portions of Floating Rate Notes and Fixed Rate Notes, as applicable, properly tendered; and

(3)	deliver or cause to be delivered to the U.S. Trustee the Offered Securities properly accepted, together with an officers’ certificate stating the aggregate principal amount of Offered Securities being purchased by the Company.

The U.S. Trustee will promptly deliver by wire transfer to each holder of Offered Securities properly tendered the purchase price for the Offered Securities, and the U.S. Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new security equal in principal amount to any unpurchased portion of any Offered Securities surrendered; provided that each new security will be in a minimum denomination of US$2,000 and integral multiples of US$1,000 in excess thereof.

The Company will not be required to make an offer to repurchase the Floating Rate Notes or the Fixed Rate Notes, as applicable, upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Floating Rate Notes or Fixed Rate Notes, as applicable, properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade ratings event” means, with respect to the Floating Rate Notes or the Fixed Rate Notes, as the case may be, on any day within the 60-day period (which period shall be extended so long as the rating of the Floating Rate Notes or the Fixed Rate Notes, as the case may be, is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by the Company to effect a change of control, the Floating Rate Notes or the Fixed Rate Notes, as the case may be, are rated below investment grade by at least two of three rating agencies if there are three rating agencies, or all of the rating agencies if there are less than three rating agencies. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).

“change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s voting stock or other voting stock into which the Company’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.

“change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event with respect to the Floating Rate Notes or the Fixed Rate Notes, as the case may be.

“DBRS” means DBRS Limited.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); a rating of BBB (low) or better by DBRS (or its equivalent under any successor rating categories of DBRS); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc.

“rating agency” means (1) each of Moody’s, DBRS and S&P; and (2) if any of Moody’s, DBRS and S&P ceases to rate the Offered Securities or fails to make a rating of the Offered Securities publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Company (as certified by the Company’s Chief Executive Officer or Chief Financial Officer) as a replacement agency for Moody’s, DBRS and S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the Floating Rate Notes and Fixed Rate Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Company could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the Floating Rate Notes or Fixed Rate Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings on the Floating Rate Notes and Fixed Rate Notes.

The Company may not have sufficient funds to repurchase all the Floating Rate Notes or Fixed Rate Notes upon a change of control repurchase event.

Further Issues

The Company may from time to time, without notice to or the consent of any registered holders, create and issue further notes ranking equally and ratably with either of the Floating Rate Notes or the Fixed Rate Notes. Those further notes will have the same terms (except for the issue date, the issue price and, if applicable, the initial interest payment date) as to status, redemption or otherwise and will be consolidated and form a single series with the Floating Rate Notes or Fixed Rate Notes, as the case may be. If any further notes are not fungible with either the Floating Rate Notes or the Fixed Rate Notes for the United States federal income tax purposes, such further notes will not have the same CUSIP number as the Floating Rate Notes or the Fixed Rate Notes, as the case may be.

Modification and Waiver

The U.S. Indenture permits the Company and the U.S. Trustee, with the consent of the holders of not less than a majority in principal amount of Outstanding Securities (as defined in the U.S. Indenture) of each series of the Offered Securities affected by the modifications, and the applicable required consent of any other series of Outstanding Securities affected by the modifications, to modify the U.S. Indenture or any supplemental indenture or the rights of the holders of such series, except that no such modification shall, without the consent of the holders of all such Outstanding Securities so affected thereby, (i) extend the fixed maturity of any Outstanding Security issued pursuant to the U.S. Indenture, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any redemption premium thereon, or (ii) reduce the aforesaid percentage of Outstanding Securities necessary to modify the U.S. Indenture or any supplemental indenture.

The U.S. Indenture also permits the Company and the U.S. Trustee, without the consent of the holders of the Offered Securities, to enter into indentures supplemental to the U.S. Indenture for certain purposes, including (i) to change or eliminate any of the provisions of the U.S. Indenture; provided that any such change or elimination (A) shall neither (1) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the holders of any such Security with respect to such provision or (B) shall become effective only when there is no such Security outstanding or (ii) to cure any ambiguity or to correct or supplement any provision contained in the U.S. Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the U.S. Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the U.S. Indenture as shall not adversely affect the interests of holders of Securities of any series issued pursuant to the U.S. Indenture.

The holders of at least a majority in principal amount of the Outstanding Securities of any series of the Offered Securities can consent, or cause the U.S. Trustee, on behalf of the holders of the entire series, to waive compliance with certain provisions of the U.S. Indenture.

Events of Default

An event of default (an “Event of Default”) with respect to any series of the Offered Securities means any of the following events : default for 30 days in payment of interest on that series; default in payment of principal (or premium, if any) on that series; default in the deposit of any mandatory sinking fund payment on that series; default by the Company in the performance of any of the other covenants or warranties in the U.S. Indenture relating to that series which shall not have been remedied within a period of 90 days after notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Offered Securities of that series then outstanding; or certain events of bankruptcy, insolvency or reorganization of the Company. The U.S. Indenture provides that the U.S. Trustee shall, with certain exceptions, notify the holders of Securities of each series issued pursuant to the U.S. Indenture of Events of Default known to it and affecting that series within 90 days after occurrence. The U.S. Trustee is protected if it withholds notice of any default (except in the payment of principal of or interest or premium, if any, on any series of Securities issued pursuant to the U.S. Indenture or the making of any mandatory sinking fund payment) to the holders so affected if the U.S. Trustee considers it in the interest of such holders to do so.

The U.S. Indenture provides that if an Event of Default with respect to any series of the Offered Securities issued pursuant to the U.S. Indenture shall have occurred and be continuing, either the U.S. Trustee or the holders of at least 25% in aggregate principal amount of the Offered Securities of that series then outstanding may declare the principal of all the Offered Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest or premium, if any, on that series of the Offered Securities) may be waived by the holders of a majority in principal amount of the Offered Securities of that series then outstanding.

Subject to the provisions of the U.S. Indenture relating to the duties of the U.S. Trustee, in case an Event of Default with respect to any series of the Offered Securities issued pursuant to the U.S. Indenture shall occur and be continuing, the U.S. Trustee shall be under no obligation to exercise any of the rights or powers in the U.S. Indenture at the request or direction of any of the holders of such series, unless such holders shall have offered to the U.S. Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the U.S. Indenture, the holders of a majority in principal amount of the Securities of each series issued pursuant to the U.S. Indenture affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee under the U.S. Indenture in respect of that series. The U.S. Indenture requires the annual filing by the Company with the U.S. Trustee of a report as to compliance with certain covenants contained in the U.S. Indenture.

Restriction on Secured Debt

For each series of the Offered Securities, the Company has covenanted in the U.S. Indenture that if in the future it, or any of its Subsidiaries, shall secure any indebtedness for money borrowed, or any guarantees of such indebtedness, now or hereafter existing, by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties or on shares of stock of any Railroad Subsidiary of the Company (“Secured Debt”), the Offered Securities shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured, unless, after giving effect to such creation, issuance, incurrence, assumption or guarantee, the sum of the aggregate amount of all outstanding Secured Debt of the Company and its Subsidiaries would not exceed an amount equal to 10% of the Consolidated Net Tangible Assets. For Secured Debt that provides for an amount less than the principal amount thereof to be due and payable upon the acceleration of its final maturity, the principal amount of the Secured Debt at any time its principal amount is measured shall be the principal amount due and payable on the Secured Debt if the Secured Debt were to be accelerated at that time.

The foregoing restriction on secured debt does not apply to and there shall be excluded from Secured Debt in any computation thereto: (i) any Mortgage created on Railway Properties acquired or constructed after the first date on which the series of Offered Securities were issued, within 180 days after the time of purchase or construction and commencement of full operation thereof, whichever is later, as security for the payment of any part of the purchase price or construction cost of such Railway Properties, (ii) in certain cases where the Company or any Subsidiary acquires Railway Properties subject to a pre-existing Mortgage or acquires a corporation with Railway Properties subject to such pre-existing Mortgage or acquires, merges with or is consolidated with a corporation whose shares or indebtedness are subject to a pre-existing Mortgage, (iii) to any conditional sales agreement or other title retention agreement with respect to Railway Properties acquired after the first date on which the series of Offered Securities were issued or (iv) in certain cases, to refundings or renewals of the foregoing or of any secured debt of the Company or any of its Subsidiaries outstanding as of the first date on which the series of Offered Securities were issued. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines, and the term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties. As used in the U.S. Indenture, the term “Subsidiary” means a corporation of which the majority of the outstanding voting shares is owned, directly or indirectly, by the Company or by one or more Subsidiaries of the Company; provided that no corporation shall become or shall be deemed to be a Subsidiary of the Company for purposes of the U.S. Indenture if, and so long as, the Company does not control such entity by reason of any law, regulation, executive order or other legal requirement, including, without limitation, pursuant to any voting trust or similar arrangement entered into in connection with the acquisition of such corporation by the Company pending regulatory approval of such acquisition, and the term “Consolidated Net Tangible Assets” means, at any date, the total amount of assets of the Company determined on a consolidated basis after deducting all liabilities due within one year, all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and all appropriate adjustments on account of minority interests of other persons holding stock of the Subsidiaries, as set forth or reflected on the most recent consolidated balance sheet of the Company.

Defeasance

The Company (a) will be discharged (“legal defeasance”) from any and all obligations in respect of a series of the Offered Securities (except for certain obligations including the obligation to register the transfer or exchange of the Offered Securities of the applicable series, to replace destroyed, lost or stolen Offered Securities of the applicable series, to maintain paying agencies and to compensate and indemnify the U.S. Trustee) or (b) need not comply (“covenant defeasance”) with certain covenants including those described above under “Restriction on Secured Debt”, and certain Events of Default as specified in the U.S. Indenture (such as those arising out of the failure to comply with such covenants) will no longer constitute Events of Default with respect to the Offered Securities of the applicable series, in each case upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of or guaranteed by the U.S. government or any agency or instrumentality thereof (or certificates evidencing an ownership interest therein) which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide cash at such times and in such amounts as will be sufficient to pay the principal of (and premium on, if any) and the interest on the Offered Securities of the applicable series at Stated Maturity (as defined in the U.S. Indenture) or upon redemption in accordance with the terms of the Securities of that series (the “Defeasance Trust”). Such defeasances may be effected only if, among other things, (i) the Company has delivered to the U.S. Trustee an opinion of counsel to the effect that holders of the applicable series of the Offered Securities will not recognize income, gain or loss for United States federal or Canadian income tax purposes as a result of such defeasance and will be subject to tax in the same manner and at the same times as if such defeasance had not occurred and, in the case of legal defeasance pursuant to clause (a), indicating that a ruling to such effect has been received from or published by the U.S. Internal Revenue Service or that since the date of the U.S. Indenture there has been a change in applicable U.S. federal income tax law to such effect and (ii) the creation of the Defeasance Trust will not violate the United States Investment Company Act of 1940, as amended.

Global Securities

Upon original issuance, each series of the Offered Securities will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the Offered Securities of such series represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Indenture or the Offered Securities described herein, no Global Security may be exchanged in whole or in part for Offered Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Securities represented by such Global Security.

All Offered Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Securities represented thereby for all purposes under the Offered Securities and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Securities in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Securities represented thereby for any purpose under the Offered Securities or the U.S. Indenture. All payments of principal of and interest on a

Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants. Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. None of the Company or the U.S. Trustee or any of their respective agents will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Certain Notices

With respect to any Offered Securities represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. The Company believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Securities through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Securities may be given and received through the facilities of DTC. Neither the Company nor the U.S. Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Securities in global form.

With respect to any Offered Securities not represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following describes the material U.S. federal income tax consequences of the ownership and disposition of the Offered Securities to initial U.S. Holders (as defined below) purchasing an Offered Security in this offering at the “issue price” for the relevant Offered Securities which we assume will be the public offering price indicated on the cover of this prospectus supplement. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to purchasers who hold Offered Securities as “capital assets” within the meaning of Section 1221 of the Code and does not describe all of the tax consequences that may be relevant to holders in light of their special circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to holders subject to special rules, such as financial institutions, regulated investment companies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers or traders in securities, persons holding Offered Securities as a hedge or integrated transaction, tax-exempt entities or U.S. persons whose functional currency is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

Certain Contingent Payments. We will be obligated to make payments of additional amounts if we repurchase all or any part of the Offered Securities upon the occurrence of a “Change of Control Repurchase Event,” as described under “Description of Offered Securities—Change of Control Repurchase Event.” We intend to take the position that the possibility of such payments does not result in the Offered Securities being treated as contingent payment debt instruments under the applicable Treasury regulations. Our position is not binding on the U.S. Internal Revenue Service (“IRS”). If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury regulations) determined at the time of issuance of the Offered Securities (which is not expected to differ significantly from the actual yield on the Offered Securities), with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the Offered Securities would be treated as interest income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the Offered Securities were treated as contingent payment debt instruments. The remainder of this discussion assumes that the Offered Securities are not treated as contingent payment debt instruments.

Interest on the Offered Securities. Interest accrued or received in respect of an Offered Security generally will be included in gross income as ordinary interest income at the time the interest accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income earned with respect to an Offered Security will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant in calculating the foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.

Sale, Exchange or Retirement of the Offered Securities. Upon the sale, exchange or retirement of an Offered Security, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described under “Interest on the Offered Securities” above) and your tax basis in the Offered Security. Your tax basis in an Offered Security generally will be equal to the cost of the Offered Security. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation. In addition, this gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement, you have held the Offered Securities for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the Offered Securities and the proceeds from a sale or other disposition of the Offered Securities. You may be subject to U.S. backup withholding on these payments if you fail to provide your taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund; provided that the required information is furnished to the IRS.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the Offered Securities sold pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their Offered Securities as capital property, are not “specified shareholders” of the Company or persons who do not deal at arm’s length with a “specified shareholder” of the Company for purposes of the “thin capitalization” rule contained in subsection 18(4) of the Income Tax Act, deal at arm’s length with the Company (and any transferee resident or deemed to be resident in Canada to whom the holder disposes of Offered Securities), do not use or hold and are not deemed to use or hold the Offered Securities in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, our counsel’s understanding of the current administrative practice of the Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Security including the Non-Resident Holders.

Under applicable federal law, the Company is not required to withhold tax from interest or principal paid or credited by it on the Offered Securities to Non-Resident Holders.

No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Securities or the receipt of interest or any premium thereon by Non-Resident Holders with whom the Company deals at arm’s length. Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

UNDERWRITING

Subject to the terms and conditions set forth in the pricing agreement, dated the date of this prospectus supplement, between the Company and the underwriters named below, for whom Citigroup Global Markets Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as representatives, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the principal amount of Offered Securities set forth opposite its name below:

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of Fixed Rate Notes
Citigroup Global Markets Inc.	US$ 52,500,000	US$ 73,500,000
RBC Capital Markets, LLC	52,500,000	73,500,000
Wells Fargo Securities, LLC	52,500,000	73,500,000
HSBC Securities (USA) Inc.	18,125,000	25,375,000
BMO Capital Markets Corp.	10,625,000	14,875,000
BNP Paribas Securities Corp.	10,625,000	14,875,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	10,625,000	14,875,000
Mitsubishi UFJ Securities (USA), Inc.	10,625,000	14,875,000
Scotia Capital (USA) Inc.	10,625,000	14,875,000
TD Securities (USA) LLC	10,625,000	14,875,000
U.S. Bancorp Investments, Inc.	10,625,000	14,875,000

Total	US$250,000,000	US$350,000,000

The pricing agreement provides that the obligations of the several underwriters to purchase the Offered Securities offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Securities offered by this prospectus supplement if any of these Offered Securities are purchased.

We have been advised by the representatives that the underwriters propose to offer the Offered Securities directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.20% of the principal amount of the Floating Rate Notes and 0.40% of the principal amount of the Fixed Rate Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.10% of the principal amount of the Floating Rate Notes and 0.25% of the principal amount of the Fixed Rate Notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

We estimate that our expenses relating to this offering, excluding the underwriting commissions, will be approximately US$500,000. The underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each series of Offered Securities is a new issue of securities with no established trading market. The Offered Securities will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Securities after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Securities or that an active public market for the Offered Securities will develop. If an active public trading market for the Offered Securities does not develop, the market price and liquidity of the Offered Securities may be adversely affected.

In connection with the offering of the Offered Securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Securities in the open market to cover short positions or to stabilize the price of the Offered Securities. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Securities. The underwriters will not be required to engage in these activities, and may end any of these activities without notice.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased Offered Securities sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Securities. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is expected that delivery of the Offered Securities will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which will be the seventh business day following the date of this prospectus supplement such settlement being herein referred to as “T+7”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Securities more than three business days prior to the scheduled settlement date will be required, by virtue of the fact that the Offered Securities initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Securities who wish to trade Offered Securities more than three business days prior to the scheduled settlement date should consult their own advisor.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Offered Securities offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters (the “Connected Underwriters”) are affiliates of banks which are members of a syndicate of financial institutions that has made available to the Company a revolving credit facility. In addition, the Company has entered into bilateral letter of credit facility agreements with a number of banks, most of which are affiliated to the Connected Underwriters, under which $493 million of letters of credit was issued as at September 30, 2014. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” to the Connected Underwriters. The Company is not in default of its obligations to such financial institutions. The decision to issue the Offered Securities and the determination of the terms of the distribution were made through negotiation between the Company, on the one hand, and the underwriters, on the other hand. The banks of which the Connected Underwriters are respectively affiliates did not have any involvement in such decision or determination. The underwriters will not receive any benefit in connection with this offering other than a portion of the underwriting commissions payable by the Company under the offering.

Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Securities in violation of the securities laws of any province or territory of Canada.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by the Executive Vice-President Corporate Services and Chief Legal Officer of the Company, with respect to matters of Canadian federal and Québec laws. The validity of the Offered Securities will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Davis Polk & Wardwell LLP and Sullivan & Cromwell LLP may rely on the opinion of the Executive Vice-President Corporate Services and Chief Legal Officer of the Company as to all matters of Canadian federal and Québec laws.

As of the date hereof, the partners and associates of Davis Polk & Wardwell LLP, as a group, and the partners and associates of Sullivan & Cromwell LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

INDEPENDENT AUDITORS

KPMG LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus. KPMG LLP is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 3, 2013

CANADIAN NATIONAL RAILWAY COMPANY

CAD$3,000,000,000

Debt Securities

Canadian National Railway Company (the “Company”) may offer and issue from time to time unsecured debt securities (the “Securities”) in one or more series in an aggregate principal amount not to exceed CAD$3,000,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.

This prospectus does not qualify the issuance of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

The specific terms of any offering of Securities will be set forth in a prospectus supplement (a “prospectus supplement”) including, where applicable, the title of the Securities, any limit on the aggregate principal amount of the Securities, the maturity date of the Securities, whether payment on the Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the Securities, whether the Company may redeem the Securities at its option and any other specific terms. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals or through agents. The applicable prospectus supplement will identify each underwriter, dealer or agent engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities and the method of distribution, including, to the extent applicable, the proceeds to the Company from the sale of the Securities, any public offering price, any fees, discounts, commissions or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”.

In this prospectus, unless the context otherwise indicates, the “Company” refers to Canadian National Railway Company and its subsidiaries.

All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

The Company is a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that the underwriters may be residents of Canada, that experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar authorities in Canada. The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(1)	the Annual Information Form of the Company dated February 1, 2013 for the year ended December 31, 2012 (the “AIF”);

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financing reporting;

(3)	the Company’s Management’s Discussion and Analysis related to the year ended December 31, 2012 (the “2012 MD&A”);

(4)	the Company’s Management Information Circular dated March 12, 2013 prepared in connection with the Company’s annual meeting of shareholders held on April 23, 2013;

(5)	the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2013 and notes related thereto; and

(6)	the Company’s Management’s Discussion and Analysis related to the three months and nine months ended September 30, 2013 (the “Q3 MD&A”).

Any document of the type referred to in the preceding paragraph and all material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the completion or withdrawal of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, annual and interim management’s discussions and analyses, material change reports and annual filings or information circulars filed prior to the commencement of the Company’s fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such Securities covered by that prospectus supplement.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this prospectus and the documents incorporated by reference herein are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. The Company cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes”, “expects”, “anticipates” or other similar words. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. See the section of this prospectus entitled “Risk Factors”.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

THE COMPANY

Overview

The Company, together with its wholly owned subsidiaries, is engaged in the rail and related transportation business. The Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. The Company’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

Additional information about the Company’s business is included in the documents incorporated by reference into this prospectus.

The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Quebec, H3B 2M9, and its telephone number is 1-888-888-5909. The Company’s common shares are listed for trading on the Toronto Stock Exchange under the symbol “CNR” and the New York Stock Exchange under the symbol “CNI”.

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

CONSOLIDATED CAPITALIZATION

On November 7, 2013, the Company issued US$350,000,000 in principal amount of floating rate notes due 2015 and US$250,000,000 in principal amount of 4.50% notes due 2043 (the “November 2013 Debt Issuance”).

The following table sets forth the consolidated capitalization of the Company as at December 31, 2012 and September 30, 2013 based on U.S. generally accepted accounting principles (“U.S. GAAP”) and the latter as adjusted to give effect to the November 2013 Debt Issuance and the use of proceeds therefrom for the repayment of outstanding indebtedness. The consolidated capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

The data in the table below is derived from, and should be read in conjunction with, the audited consolidated financial statements and the unaudited interim consolidated financial statements of the Company and related notes thereto, respectively, incorporated by reference in this prospectus.

	As at December 31, 2012	As at September 30, 2013	As adjusted as at September 30, 2013
	(in millions)
Current portion of long-term debt	$577	$1,488	$878
Long-term debt	6,323	6,010	6,010
November 2013 Debt Issuance(1)	—	—	614

Total debt	6,900	7,498	7,502
Shareholders’ equity
Common shares	4,108	4,036	4,036
Accumulated other comprehensive loss	(3,257)	(3,080)	(3,080)
Retained earnings	10,167	10,611	10,611

Total shareholders’ equity	11,018	11,567	11,567

Total capitalization	$17,918	$19,065	$19,069

(1)	Converted into Canadian dollars using the following exchange rate: US$1.00 = $1.0303 as at September 30, 2013.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the twelve-month periods ended December 31, 2012 and September 30, 2013 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since the beginning of such twelve month periods and the November 2013 Debt Issuance and the use of proceeds therefrom for the repayment of outstanding indebtedness, as if such transactions had occurred on the first day of such twelve-month periods, respectively. These earnings coverage ratios do not give effect to the issuance of any Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended December 31, 2012	Twelve months ended September 30, 2013
Earnings coverage (U.S. GAAP)	11.3 times	10.8 times

Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debt.

Based on U.S. GAAP, the Company’s interest expense requirements would have amounted to approximately $354 million and $361 million for the twelve-month periods ended December 31, 2012 and September 30, 2013, respectively. Also based on U.S. GAAP, the Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2012 and September 30, 2013 were $4,000 million and $3,898 million, respectively, which is 11.3 times and 10.8 times the Company’s interest expense requirements for these periods.

If the Company offers Securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF SECURITIES

The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater detail in the related prospectus supplement which may provide information that is different from this prospectus. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus. Senior Securities of the Company may be issued under a senior indenture dated as of July 12, 2013, between the Company and BNY Trust Company of Canada, as trustee (the “Canadian Senior Indenture”), or under a senior indenture dated as of June 1, 1998, as amended and supplemented, between the Company and The Bank of New York Mellon, as trustee (the “U.S. Senior Indenture” and together with the Canadian Senior Indenture, the “Senior Indentures”). Senior Securities issued under the Canadian Senior Indenture will not be offered or sold to persons in the United States. Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999, as amended and supplemented, between the Company and BNY Trust Company of Canada, as trustee (the “Subordinated Indenture”). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a prospectus supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the “indentures”, and the trustees under the indentures are sometimes referred to collectively as the “trustees”.

The following summary of certain provisions of the indentures and the Securities is not meant to be complete and is subject to and qualified in its entirety by the detailed provisions of the indentures. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. Prospective investors should rely on information in the prospectus supplement if it is different from the following information.

Unless otherwise indicated, references to the “Company” in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

The indentures do not limit the aggregate principal amount of Securities the Company may issue and do not limit the amount of other indebtedness the Company or any of its subsidiaries may incur. The Company may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a prospectus supplement,

—	Securities will be unsecured obligations of the Company;

—	senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company; and

—	subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company’s subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Securities. The Securities therefore will effectively be subordinated to creditors of the Company’s subsidiaries. The Securities will also be subordinated to any liabilities of the Company that are secured by any of the Company’s assets including, without limitation, those under capital leases.

A prospectus supplement will describe the following terms of any series of Securities the Company may offer and may include the following:

—	the title of the Securities;

—	any limit on the aggregate principal amount of Securities that may be issued;

—	the date(s) of maturity;

—

the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payments or the method for determining such date(s);

—	the covenants applicable to the Securities;

—	any mandatory or optional sinking fund or analogous provisions;

—

the date(s), if, any, and the price(s) at which the Company is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder’s option to purchase, such series of Securities and other related terms and provisions;

—	the currency or currencies of any payments to be made on the Securities;

—	whether or not the Securities will be issued in global form, their terms and the depositary;

—	the terms upon which a global note may be exchanged in whole or in part for other Securities;

—	the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

—	any other terms of the series of Securities.

In addition to new issues of Securities, this prospectus may be used in connection with the remarketing of outstanding Securities, in which case the terms of the remarketing and of the remarketed Securities will be set forth in the prospectus supplement.

Conversion or Exchange of Securities

If applicable, the prospectus supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of the Company. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of the Company. The Company will also describe in the prospectus supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

Under the indentures, an “event of default” with respect to any series of Securities includes any of the following:

—	failure to pay any principal or premium, when due;

—	failure to pay any interest when due, and this failure continues for 30 days;

—	failure to pay any sinking fund installment when due;

—

failure to perform any covenant or agreement relating to the Securities or in the applicable indenture, and the failure continues for 90 days (60 days in the case of series of Securities issued under the Subordinated Indenture) after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

—	certain events of bankruptcy, insolvency or reorganization; and

—	any other event of default provided for that series of Securities.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify the Company (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. The Company will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

No event of default with respect to any particular series of securities necessarily constitutes an event of default with respect to any other series of securities. In particular, for each series of securities originally issued prior to November 20, 2012 under the Senior Indentures, an “event of default” also includes the failure to pay principal when due, or acceleration, of any indebtedness of the Company in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding. In addition, for each series of securities originally issued prior to November 20, 2012, an event of default occurs upon the failure to perform any covenant or agreement relating to the securities or in the applicable indenture if the failure continues for 60 days instead of the 90 days for the Securities.

Subordinated Securities

The terms of a series of subordinated Securities will be set forth in the relevant indenture and the prospectus supplement. The subordinated Securities will be unsecured obligations of the Company and will be subordinate in right of payment to Securities issued under the Senior Indentures and certain other indebtedness of the Company.

Satisfaction and Discharge of Indentures

The Company may terminate its obligation with respect to a series of Securities under the indentures if:

—	all the outstanding Securities of a series have been delivered to the trustee for cancellation;

—	the Company has paid all sums it is required to pay under the respective indenture; or

—

the Company deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the applicable indenture to the stated maturity date or a redemption date of the Securities.

Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

The Company and the trustees may modify or amend the indentures by obtaining approval by the holders of at least a majority of the aggregate principal amount of the outstanding Securities of each series that is affected. However, certain changes cannot be made without the consent of the holders of all outstanding Securities affected by such changes. In particular, the holders of all outstanding Securities so affected must consent to changes in:

—	the stated maturity date;

—	the principal, premium, or interest payments, if any;

—	the place or currency of any payment;

—	the rights of holders to enforce payment;

—

the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

—	if applicable, the subordination provisions.

Except as otherwise specified for a series of Securities, the holders of at least a majority in aggregate principal amount of the outstanding Securities of any series issued, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding Securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

—	a default in any payments due under the relevant indenture; and

—	a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

For each series of securities originally issued under the U.S. Senior Indenture prior to November 20, 2012, consent of the holders of at least 66 2/3 in aggregate principal amount of the outstanding securities of that series is required for modifications, amendments or waivers.

Consolidation, Merger and Sale of Assets

Each indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the laws of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

The Company has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of the Company or on any shares of stock of any Railroad Subsidiary (“Secured Debt”), without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured unless, after giving effect to such creation, issuance, incurrence, assumption or guarantee, the sum of the aggregate amount of all outstanding Secured Debt of the Company and its subsidiaries would not exceed an amount equal to 10% of the Consolidated Net Tangible Assets. For Secured Debt that provides for an amount less than the principal amount thereof to be due and payable upon the acceleration of its final maturity, the principal amount of the Secured Debt at any time its principal amount is measured shall be the principal amount due and payable on the Secured Debt if the Secured Debt were to be accelerated at that time. The negative pledge covenant is also subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term “Railroad Subsidiary” means a subsidiary whose principal assets are Railway Properties; the term “subsidiary”, subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company; and the term “Consolidated Net Tangible Assets” means, at any date, the total amount of assets of the Company determined on a consolidated basis after deducting all liabilities due within one year, all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangible and all appropriate adjustments on account of minority interests of other persons holding stock of the subsidiaries, as set forth or reflected on the most recent consolidated balance sheet of the Company. The 10% of the Consolidated Net Tangible Assets exclusion does not apply in the case of series of securities originally issued under the Senior Indentures prior to November 20, 2012.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers purchasing as principals or through agents.

The applicable prospectus supplement will identify each underwriter, dealer or agent engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities and the method of distribution, including, to the extent applicable, the proceeds to the Company from the sale of the Securities, any public offering price, any fees, discounts, commissions or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Any initial public offering price and any fees, discounts, commissions or any other compensation payable to underwriters, dealers or agents may be changed from time to time. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, the Company in the ordinary course of business.

One or more firms, referred to as “remarketing firms”, may also offer or sell Securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Company. These remarketing firms will offer or sell the Securities pursuant to the terms of the Securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with the Company and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under securities legislation, or to contribution in respect thereof, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

RISK FACTORS

Investment in the Securities is subject to a number of risks. Before deciding whether to invest in any Securities, prospective investors should carefully consider the information contained in, or incorporated by reference in, this prospectus, including, without limitation, the risks identified and discussed in the AIF, the 2012 MD&A and the Q3 MD&A of the Company which are incorporated by reference in this prospectus and those described or incorporated by reference in a prospectus supplement relating to a specific offering of Securities.

TAXATION

The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring the Securities, including whether payments of principal, premium, if any, and interest in respect of the Securities will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, Securities that are issued at an original issue discount or subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to a particular offering of Securities, certain legal matters will be passed upon for the Company by the Executive Vice-President Corporate Services and Chief Legal Officer of the Company. The validity of Securities governed by New York law will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York. Davis Polk & Wardwell LLP may rely on the opinion of the Executive Vice-President Corporate Services and Chief Legal Officer of the Company as to all matters of Canadian federal and Quebec laws.

INDEPENDENT AUDITORS

KPMG LLP, Montreal, Quebec, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in this prospectus. KPMG LLP is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

The Company is a Canadian company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and a majority of its directors and officers and of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP, independent registered public accounting firm; (iii) powers of attorney from directors and officers of the Company; (iv) the U.S. Senior Indenture, the Canadian Senior Indenture and the Subordinated Indenture; and (v) Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon, as trustee under the U.S. Senior Indenture.

US$600,000,000

Canadian National Railway Company

US$250,000,000 Floating Rate Notes due 2017

US$350,000,000 2.95% Notes due 2024

PROSPECTUS SUPPLEMENT

November 4, 2014

Joint Book-Running Managers

Citigroup

RBC Capital Markets

Wells Fargo Securities

Senior Co-Manager

HSBC

Co-Managers

BMO Capital Markets

BNP PARIBAS

BofA Merrill Lynch

MUFG

Scotiabank

TD Securities

US Bancorp